RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2017

Revenues		
Securities commissions	$	868,052
Mutual fund commissions		1,049,819
Variable annuity commissions		475,259
Interest income		133,995
Margin interest		46,365
Other		55,265
Total Revenue		2,628,755
Expenses		
Commissions and related costs-registered representatives		1,749,543
Compensation and related costs-officers and employees		370,097
Clearing charges		86,465
Communications		56,725
Errors and bad debts		10,823
Interest expense		369
Settlement costs		210,000
Occupancy and equipment costs		69,950
Professional fees		191,580
Promotional costs		53,897
Regulatory fees		32,455
Other		100,316
Total Expenses		2,932,220
Net loss before income taxes		(303,465)
Provision for income taxes		28,115
Net Loss	$	(331,580)

See notes to financial statements.